UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

1.

Presentation that includes information of Cemex, S.A.B. de C.V. (NYSE:CX) (“CEMEX”) discussed by Fernando A. González Olivieri, CEMEX’s Chief Executive Officer, on March 20, 2019, during CEMEX’s annual event, CEMEX Day.

2.

Presentation that includes information of CEMEX’s plan “A Stronger CEMEX” discussed by Juan Pablo San Agustín, CEMEX’s Executive Vice President of Strategic Planning and New Business Development and José Antonio González Flores CEMEX’s Executive Vice President of Finance and Administration, on March 20, 2019, during CEMEX’s annual event, CEMEX Day.

3.

Presentation that includes information of CEMEX’s superior customer experience enabled by digital technologies discussed by Luis Hernández Echávez, CEMEX’s Executive Vice President of Digital and Organizational Development and Juan Romero Torres CEMEX’s Executive Vice President of Global Commercial Development, on March 20, 2019, during CEMEX’s annual event, CEMEX Day.

4.

Presentation that includes information of CEMEX’s business and operations in Mexico discussed by Ricardo Naya Barba, President of CEMEX Mexico, on March 20, 2019, during CEMEX’s annual event, CEMEX Day.

5.

Presentation that includes information of CEMEX’s business and operations in South, Central America and the Caribbean discussed by Jaime Muguiro Domínguez, President of CEMEX South, Central America and the Caribbean, on March 20, 2019, during CEMEX’s annual event, CEMEX Day.

6.

Presentation that includes information of CEMEX’s business and operations in Europe discussed by Sergio Mauricio Menendez Medina, President of CEMEX Europe, on March 20, 2019, during CEMEX’s annual event, CEMEX Day.

7.

Presentation that includes information of CEMEX’s business and operations in Asia, the Middle East and Africa discussed by Joaquín Miguel Estrada Suarez, President of CEMEX Asia, Middle East and Africa, on March 20, 2019, during CEMEX’s annual event, CEMEX Day.

8.

Presentation that includes information of CEMEX’s business and operations in the United States of America discussed by Ignacio Madridejos Fernández, President of CEMEX USA, on March 20, 2019, during CEMEX’s annual event, CEMEX Day.

9.	Additional presentation related to CEMEX Day that includes information of CEMEX’s energy and sustainability topics.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	March 20, 2019	By:	/s/ Rafael Garza Lozano
Name: Rafael Garza Lozano
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Presentation that includes information of Cemex, S.A.B. de C.V. (NYSE:CX) (“CEMEX”) discussed by Fernando A. González Olivieri, CEMEX’s Chief Executive Officer, on March 20, 2019, during CEMEX’s annual event, CEMEX Day.

2.	Presentation that includes information of CEMEX’s plan “A Stronger CEMEX” discussed by Juan Pablo San Agustín, CEMEX’s Executive Vice President of Strategic Planning and New Business Development and José Antonio González Flores CEMEX’s Executive Vice President of Finance and Administration, on March 20, 2019, during CEMEX’s annual event, CEMEX Day.

3.	Presentation that includes information of CEMEX’s superior customer experience enabled by digital technologies discussed by Luis Hernández Echávez, CEMEX’s Executive Vice President of Digital and Organizational Development and Juan Romero Torres CEMEX’s Executive Vice President of Global Commercial Development, on March 20, 2019, during CEMEX’s annual event, CEMEX Day.

4.	Presentation that includes information of CEMEX’s business and operations in Mexico discussed by Ricardo Naya Barba, President of CEMEX Mexico, on March 20, 2019, during CEMEX’s annual event, CEMEX Day.

5.	Presentation that includes information of CEMEX’s business and operations in South, Central America and the Caribbean discussed by Jaime Muguiro Domínguez, President of CEMEX South, Central America and the Caribbean, on March 20, 2019, during CEMEX’s annual event, CEMEX Day.

6.	Presentation that includes information of CEMEX’s business and operations in Europe discussed by Sergio Mauricio Menendez Medina, President of CEMEX Europe, on March 20, 2019, during CEMEX’s annual event, CEMEX Day.

7.	Presentation that includes information of CEMEX’s business and operations in Asia, the Middle East and Africa discussed by Joaquín Miguel Estrada Suarez, President of CEMEX Asia, Middle East and Africa, on March 20, 2019, during CEMEX’s annual event, CEMEX Day.

8.	Presentation that includes information of CEMEX’s business and operations in the United States of America discussed by Ignacio Madridejos Fernández, President of CEMEX USA, on March 20, 2019, during CEMEX’s annual event, CEMEX Day.

9.	Additional presentation related to CEMEX Day that includes information of CEMEX’s energy and sustainability topics.

4